OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51524

02006019

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

RECEIVED FEB 13 2002

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Imagetech Investments, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

IMAGETECH INVESTMENTS, LLC
(No. and Street)

2014 LITHO PLACE (City) FAYETTEVILLE NC (State) 28304 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

PHILIP J. GALLINA (910) 222-8096
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Arthur Andersen, LLP
(Name — *if individual, state last, first, middle name*)

Suite 1100 One Hannover Square, Raleigh, NC 27601
(Address) (City) (State) (Zip Code)

CHECK ONE:
- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
FEB 21 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*



SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Philip J. Galluna, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of IMAGETECH INVESTMENTS, LLC, as of DECEMBER 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

[signature]
Signature

Manager
Title

[signature]
Notary Public

My Commission Expires 1-9-07

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To ImageTech Investments, LLC:

We have audited the accompanying statements of financial condition of **IMAGETECH INVESTMENTS, LLC** (a North Carolina limited liability corporation) as of December 31, 2001 and 2000, and the related statements of operations, changes in member's equity and cash flows for the years then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ImageTech Investments, LLC as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Arthur Andersen LLP

Raleigh, North Carolina
January 15, 2002

IMAGETECH INVESTMENTS, LLC

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2001 AND 2000

ASSETS	2001	2000
CURRENT ASSETS:		
Cash and cash equivalents	**$41,684**	$18,390
Prepaid expense	**590**	6,455
	$42,274	$24,845
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES	**$ 8,000**	$ 2,849
MEMBER'S EQUITY:		
Member's capital	**35,000**	35,000
Accumulated deficit	**(726)**	(13,004)
	34,274	21,996
	$42,274	$24,845

The accompanying notes to financial statements are an integral part of these statements.

IMAGETECH INVESTMENTS, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
REVENUE	$37,626	$ 6,000
SELLING, GENERAL AND ADMINISTRATIVE EXPENSES	25,348	(16,286)
NET INCOME (LOSS)	$12,278	$(10,286)

The accompanying notes to financial statements are an integral part of these statements.

IMAGETECH INVESTMENTS, LLC

STATEMENTS OF CHANGES IN MEMBER'S EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

BALANCE, December 31, 1999	**$17,282**
Additional capital contributions	**15,000**
Net loss	**(10,286)**
BALANCE, December 31, 2000	**21,996**
Net income	**12,278**
BALANCE, December 31, 2001	**$34,274**

The accompanying notes to financial statements are an integral part of these statements.

IMAGETECH INVESTMENTS, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income (loss)	**$12,278**	$(10,286)
Adjustments to reconcile net income (loss) to cash provided by (used in) operating activities:		
Decrease (increase) in prepaid expense	**5,865**	(5,939)
Increase in liabilities	**5,151**	2,849
Cash provided by (used in) operating activities	**23,294**	(13,376)
CASH FLOWS FROM FINANCING ACTIVITIES – Proceeds from capital contributions	**0**	15,000
NET INCREASE IN CASH AND CASH EQUIVALENTS	**23,294**	1,624
CASH AND CASH EQUIVALENTS, beginning of year	**18,390**	16,766
CASH AND CASH EQUIVALENTS, end of year	**$41,684**	$ 18,390

The accompanying notes to financial statements are an integral part of these statements.

IMAGETECH INVESTMENTS, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

1. NATURE OF OPERATIONS

ImageTech Investments, LLC (the Company) was formed on May 21, 1998. The Company is engaged in the business of brokering and dealing securities.

On February 28, 1999, the sole member of the Company made an initial capital contribution of $20,000. In November 2000 and December 2000, the sole member of the Company made additional capital contributions of $10,000 and $5,000, respectively. During 2001, no additional capital contributions were made.

In February 2000, the Company received $6,000 in commission income for brokerage services on securities of Cardiac Imaging Limited Partnership-North Carolina I (Cardiac). In March 2001, the Company received approximately $37,000 in commission income for brokerage services on securities of Sonorex Investment Limited Partnership (Sonorex). Both Cardiac and Sonorex share common management personnel with the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents include cash in banks and all highly liquid investments with original maturities of three months or less.

Income Taxes

The Company operates as a single member limited liability company for federal and state income tax purposes. As a result, income and losses of the Company are taxable or deductible to the member on his individual tax return.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3. RELATED-PARTY TRANSACTIONS

The Company's sole member is affiliated with Ultra Imaging of North Carolina, LLC (Ultra). Ultra performs certain services and incurs certain costs on behalf of the Company. Services provided include tax, treasury, risk management, employee benefits, data processing, processing of cash payments, application of cash receipts and other general corporate services. The cost of these services has not been allocated to the Company for the years ended December 31, 2001 and 2000.

4. EXEMPTION FROM RULE 15C3-3

The Company is claiming exemption from SEC rule 15c3-3 under section (2)(A) – "Special Account for the Exclusive Benefit of Customers." In addition, no reconciliation is required pursuant to Rule 17a-5(d)(4) between the Company's Computation of Net Capital and Schedule I contained in these statements, as there are no differences.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

Broker or Dealer – ImageTech Investments, LLC
As of December 31, 2001

Computation of Net Capital

1. Total ownership equity from Statement of Financial Condition		$34,274
2. Deduct ownership equity not allowable for Net Capital		0
3. Total ownership equity qualified for Net Capital		34,274
4. Add:		
A. Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
B. Other (deductions) or allowable credits (list)		0
5. Total capital and allowable subordinated liabilities		34,274
6. Deductions and/or charges:		
A. Total nonallowable assets from Statement of Financial Condition	590	
1. Additional charges for customers' and noncustomers' security accounts	0	
2. Additional charges for customers' and noncustomers' commodity accounts	0	
B. Aged fail-to-deliver	0	
C. Aged short security differences – Less reserve of number of items	0	
D. Secured demand note deficiency	0	
E. Commodity futures contracts and spot commodities - Proprietary capital charges	0	
F. Other deductions and/or charges	0	
G. Deductions for accounts carried under Rule 15c3-1(a)(6),(a)(7) and (c)(2)(x)	0	
H. Total deductions and/or charges		0
7. Other additions and/or allowable credits (list)		0
8. Net capital before haircuts on securities positions		33,684
9. Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A. Contractual securities commitments	0	
B. Subordinated securities borrowings	0	
C. Trading and investment securities:		
1. Bankers' acceptances, certificates of deposit and commercial paper	0	
2. U.S. and Canadian government obligations	0	
3. State and municipal government obligations	0	
4. Corporate obligations	0	
5. Stocks and warrants	0	

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT PART II

Broker or Dealer – ImageTech Investments, LLC
As of December 31, 2001

Computation of Net Capital (continued)

	6. Options	0	
	7. Arbitrage	0	
	8. Other securities	0	
	D. Undue concentration	0	
	E. Other (portfolio concentration)	0	0
10.	Net capital		$33,684

Computation of Basic Net Capital Requirement

11.	Minimum net capital required (6-2/3% of line 19)	$ 0
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note A	5,000
13.	Net capital requirement (greater of line 11 or 12)	5,000
14.	Excess net capital (line 10 less 13)	28,684
15.	Excess net capital of 1000% (line 10 less 10% of line 19)	$33,684

Computation of Aggregate Indebtedness

16.	Total A.I. liabilities from Statement of Financial Condition		$ 0
17.	Add:		
	A. Drafts for immediate credit	0	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	0	
	C. Other unrecorded amounts (lists)	0	0
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vi)		0
19.	Total aggregate indebtedness		0
20.	Percentage of aggregated indebtedness to net capital (line 19 divided by line 10)		0
21.	Percentage of aggregated indebtedness to net capital *after* anticipated capital withdrawals (line 19 divided by line 10 less Item 4880 page 11)		$ 0


ANDERSEN

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17A-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15C3-3

To ImageTech Investments, LLC:

In planning and performing our audit of the financial statements and supplemental schedule of **IMAGETECH INVESTMENTS, LLC** (the Company), for the year ended December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Arthur Andersen LLP

Raleigh, North Carolina
January 15, 2002